UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

June 12, 2025

METHANEX CORPORATION RECEIVES REGULATORY APPROVAL FOR THE ACQUISITION OF OCI GLOBAL’S METHANOL BUSINESS

VANCOUVER, BRITISH COLUMBIA (June 12, 2025) – Methanex Corporation (TSX:MX) (Nasdaq:MEOH) announced today that the regulatory review period under the U.S. Hart-Scott-Rodino Antitrust Act has lapsed. Accordingly, all regulatory approvals required for Methanex to close its previously announced acquisition of OCI Global’s international methanol business have been obtained. The transaction is expected to close on June 27, 2025, and remains subject to the satisfaction of customary closing conditions.

"We are pleased to have received regulatory clearance and look forward to closing the transaction and welcoming new team members to Methanex." said Rich Sumner, President and CEO of Methanex. "Given our extensive integration planning, we expect to move quickly upon closing to deliver the strategic benefits of this acquisition."

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Forward Looking Statements

This First Quarter 2025 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2025 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word "expects," or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•anticipated closing date of the OCI acquisition and the expected benefits of the OCI acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the OCI acquisition, and
•expected increase in methanol production of assets to be acquired as part of the OCI acquisition.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•future expectations and assumptions concerning the receipt of all regulatory approvals required to complete the OCI acquisition, and
•Methanex's ability to realize the expected strategic, financial and other benefits of the OCI acquisition in the timeframe anticipated or at all.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•failure to complete the OCI acquisition in accordance with the material terms of the OCI acquisition agreement or at all,
•failure to close the OCI acquisition credit facility,
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the OCI acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the OCI acquisition in the timeframe anticipated or at all, and
•unexpected costs or liabilities associated with the OCI acquisition.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 12, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary